FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2003


                                  UNILEVER PLC
                  ---------------------------------------------
                 (Translation of registrant's name into English)


                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                  --------------------------------------------
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F _X_ Form 40-F ___

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes ___   No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______
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Exhibits 99.1 and 99.2 are incorporated herein by reference.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          UNILEVER PLC

                                          /S/  S. G. WILLIAMS
                                          -------------------
                                          By   S. G. WILLIAMS
                                               SECRETARY







Dated:  June 12, 2003
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                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NUMBER                    EXHIBIT DESCRIPTION

99.1 Notification to the London Stock Exchange dated June 12, 2003, entitled "Schedule 11, Notification of Interests of Directors and Connected Persons" and referring to "Exercise of Sharesave Options by Scheme Participants"


99.2 Notification to the London Stock Exchange dated June 12, 2003, entitled "Schedule 11, Notification of Interests of Directors and Connected Persons" and referring to "Individual Savings Account - Purchase of Shares (Dividend Reinvestment) in Unilever Single Stock ISA - Beneficial Interest"